FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 16, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated October 15, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 16, 2009	By: /s/ Mikael Grahne
Name: Mikael Grahne
Title: President and Chief Executive Officer

  PRESS RELEASE
New York and Stockholm – October 15, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

SALE OF MILLICOM’S SRI LANKA OPERATION

New York and Stockholm, 15 October 2009 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) today announces that it has entered into an unconditional agreement for the sale of Tigo (Private) Limited, its Sri Lanka operation, to Etisalat for approximately $155 million in total cash proceeds.  The transaction values the Sri Lanka operation at an enterprise value of $207 million, which represents approximately 7.4x estimated 2009 EBITDA.  The transaction is not subject to any conditions and is expected to close on or before October 20, 2009.

Mikael Grahne, President and CEO of Millicom, commented: "We are very pleased to have agreed to sell our Sri Lanka operations to Etisalat.  Our management team there has performed very well in establishing a strong market position and I would like to thank all our employees in Sri Lanka for their contribution over the years.

“This agreement represents the final element of our recent divestment program and, upon completion of the previously announced transactions concerning our Cambodian and Laotian operations, will leave the Group well positioned to focus on the significant long term growth opportunities in Latin America and Africa.”

CONTACTS

Francois-Xavier Roger Telephone:  +352 27 759 327
Chief Financial Officer

Peregrine Riviere Telephone:  +352 691 750 098
Head of External Communications

Emily Hunt Telephone:  +44 7879 426358
Investor Relations

Millicom International Cellular S.A., Luxembourg

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 308 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

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